Exhibit: 99.(a)(1)(G)

(Communicated to be in email format)

Reminder—Offer to Exchange Termination Date is Approaching

        Our records indicate that you have not returned an Election Form either accepting or declining the Company's recent Offer to issue Restricted Common Shares upon surrender of certain of your options for cancellation. Whether or not you elect to surrender your Eligible Options, you must either mark the "elect" or "do not accept" box on the Election Form, sign the Election Form and deliver it to Nils Holgersson or fax it to his attention at (408) 731-1893.

        ALL ELECTION FORMS MUST BE RETURNED NO LATER THAN MIDNIGHT, PACIFIC TIME, ON FRIDAY, JANUARY 13, 2006. IF YOU DO NOT RETURN AN ELECTION FORM, NONE OF YOUR ELIGIBLE OPTIONS WILL BE SURRENDERED AND CANCELLED AND YOUR ELIGIBLE OPTIONS WILL CONTINUE ON CURRENT TERMS.

        If you have any questions, please send an email to Nils Holgersson at nilsh@mosys.com.